George Risk Industries, Inc.
                               802 S. Elm St.
                             Kimball, NE  69145
                             Phone: 308-235-4645
                              Fax: 308-235-2554
                       E-mail: gricfo@embarqmail.com




February 14, 2008



United States Securities and Exchange Commission
Mail Stop 3720
Washington, DC  20549

To Whom It May Concern:

I am writing today in response to a letter that George Risk Industries, Inc. received from the SEC dated February 5, 2008. The letter is asking for some comments about our Form 10-KSB for the fiscal year ended April 30, 2007 and our Forms 10-QSB for July 31, 2007 and October 31, 2007. I am requesting that you allow me an extension at this time. I need more time to get you the information that you requested.

Thank you in advance for your consideration.

Sincerely,

/s/ Stephanie M. Risk

Stephanie M. Risk
Chief Financial Officer
George Risk Industries, Inc.
File No. 0-5378